Exhibit 99.1

Diginex Limited (Nasdaq: DGNX) Secures Transformative Reseller Agreement with Resulticks Targeting US$40 Million in Revenue Over Four Years – Strengthening Path to Strategic Combination and Shareholder Value Creation

LONDON, United Kingdom – February 19, 2026 – Diginex Limited (NASDAQ: DGNX), a leading provider of Sustainability RegTech solutions empowering businesses and governments with advanced ESG, climate, and supply chain data management tools, today announced the execution of a major strategic reseller agreement with Resulticks Global Companies Pte Limited (“Resulticks”), a globally recognized leader in real-time, AI-driven customer engagement and data management solutions. This high-impact strategic relationship targets US$40 million in cumulative revenue over the next four years (the “Reseller Agreement”), delivering significant recurring revenue potential and accelerating Diginex’s global expansion in high-growth markets.

Under the Reseller Agreement, Resulticks will actively resell Diginex’s flagship ESG and sustainability platforms to its broad enterprise client base spanning retail, consumer goods, technology, financial services, and beyond. By leveraging Resulticks’ established presence in the United States, South-East Asia, the Middle East, and India, we believe the Reseller Agreement positions Diginex to rapidly capture demand for integrated ESG compliance and data-driven sustainability tools amid tightening global regulations and rising stakeholder expectations.

The Reseller Agreement establishes a strong foundation for even greater value creation deepening technical and operational integration—uniting Diginex’s advanced ESG data platforms with Resulticks’ powerful AI engagement engine – creating integrated data flows, real-time analytics, and unified offerings that convert sustainability intelligence into personalized, scalable customer activations. We believe these synergies, including amplified AI capabilities, expanded market reach, robust cross-selling channels, and accelerated innovation in AI-powered ESG solutions position this alliance as a global frontrunner in the convergence of sustainability RegTech and intelligent customer data management.

As part of this deepened strategic relationship, the parties have also successfully restructured the existing US$8 million funding Diginex extended to Resulticks pursuant to the agreement executed between Resulticks and Diginex on 23 June 2025. The restructured terms feature four equal payments of US$2 million to be made by Resulticks to Diginex by the end of September 2026 – providing clear visibility, supporting ongoing collaboration, and reinforcing financial alignment between the parties.

Miles Pelham, Chairman & Founder of Diginex, commented: “This landmark Reseller Agreement with Resulticks marks a pivotal milestone in Diginex’s growth trajectory. The US$40 million sales target over four years highlights tremendous market momentum for our integrated ESG solutions and opens substantial new revenue streams with minimal incremental cost. Combined with the strong synergies and clear path toward a potential strategic business combination, this partnership significantly enhances Diginex’s competitive position, accelerates our global scale, and creates compelling long-term value for shareholders.”

Redickaa Subrammanian, Co-Founder and CEO of Resulticks, added: “Collaborating with Diginex empowers us to deliver truly differentiated, future-ready solutions that fuse world-class customer engagement with best-in-class ESG compliance and reporting. In today’s market, sustainability drives brand value and performance—this agreement enables our clients to transform ESG data into powerful commercial advantages, and we are excited to drive mutual success through this strategic alliance.”

The Reseller Agreement is effective immediately, with joint go-to-market initiatives, marketing campaigns, sales enablement, and customer onboarding programs already underway to capitalize on this opportunity.

M&A Update

Diginex remains in active and constructive dialogue with Resulticks to conclude the potential business combination transaction, with final terms to the transaction now agreed. The parties remain in active discussion with several providers for a non-dilutive medium-term debt facility in order to close the transaction.

While Diginex is hopeful of concluding the potential business combination transaction with Resulticks, there can be no assurance that the parties will ultimately execute the definitive transaction agreement or close the proposed business combination transaction.

About Diginex

Diginex Limited (Nasdaq: DGNX; ISIN KYG286871044), headquartered in London, is a sustainable RegTech business that empowers businesses and governments to streamline ESG, climate, and supply chain data collection and reporting. The Company utilizes blockchain, AI, machine learning and data analysis technology to lead change and increase transparency in corporate regulatory reporting and sustainable finance. Diginex’s products and services solutions enable companies to collect, evaluate and share sustainability data through easy-to-use software.

The award-winning diginexESG platform supports 19 global frameworks, including GRI (the “Global Reporting Initiative”), SASB (the “Sustainability Accounting Standards Board”), and TCFD (the “Task Force on Climate-related Financial Disclosures”). Clients benefit from end-to-end support, ranging from materiality assessments and data management to stakeholder engagement, report generation and an ESG Ratings Support Service.

For more information, please visit the Company’s website: https://www.diginex.com/.

About Resulticks

Resulticks is a leading provider of AI-powered, omnichannel customer engagement and data management solutions. Its platform enables businesses to deliver personalized experiences through real-time data analytics and automation, serving clients across industries in North America, Asia, and the Middle East. Resulticks is headquartered in New York, with additional offices in India, Singapore, and Dubai.

For more information, please visit the Resulticks website: https://resulticks.com/

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results disclosed in the Company’s filings with the SEC.

Diginex

Investor Relations

Email: ir@diginex.com

IR Contact - Europe

Anna Höffken

Phone: +49.40.609186.0

Email: diginex@kirchhoff.de

IR Contact - US

Jackson Lin

Lambert by LLYC

Phone: +1 (646) 717-4593

Email: jian.lin@llyc.global